UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2026 (Report No. 2)

Commission File Number: 001-41402

BRENX LTD.
(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek
Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On September 15, 2026, BrenX Ltd., or the Company, issued a press release titled “BrenX Signs Strategic Settlement with European Investment Bank (EIB) To Eliminate Approximately $4.8 Million of Debt and Strengthen the Balance Sheet”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K (excluding the commentary from the Company’s Chief Executive Officer and the section titled “Forward Looking Statements” of Exhibit 99.1 furnished herewith) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos 333-273028, 333-283874, 333-289219, 333-290642, 333-292634, 333-293660, 333-294341, 333-295594, 333-296507,333-296898, 333-297567, and 333-298666) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377, 333-290040, and 333-298317), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by BrenX Ltd. dated September 15, 2026, titled “BrenX Signs Strategic Settlement with European Investment Bank (EIB) To Eliminate Approximately $4.8 Million of Debt and Strengthen the Balance Sheet”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BrenX Ltd.

Date: September 15, 2026	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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